September 21, 2009

FILED AS EDGAR CORRESPONDENCE

Richard Pfordte, Branch Chief
Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PFM Funds (the "Fund")
Preliminary Proxy Statement on Schedule 14A
(File No.: 811-04933)

Dear Mr. Pfordte and Ms. Browning:

Set forth below are the Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on September 2, 2009 in connection with the Fund's Preliminary Schedule 14A, including a notice of meeting, proxy statement and proxy card (collectively, the "Proxy Statement"), filed on behalf of the Fund, pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Proxy Statement.

1.	Comment: Please clarify the disclosure in the introductory section of Proposal 1 describing the Change in Control by including a structure chart of the entities involved.

Response:  As we have discussed with you, the introductory section of Proposal 1 has been revised to provide what the Fund believes is a simpler explanation of the Change in Control and the entities involved.

2.	Comment: Please provide the percentage, if available, of equity ownership that the ICV Investors would hold in PFM I, LLC if the warrants held by the ICV Investors are exercised.

Response:  Disclosure has been added to reflect that the ICV Investors would hold approximately 54% of the equity of PFM I, LLC if the warrants were exercised.

3.	Comment: Please state the consideration paid by the ICV Investors in connection with the Change in Control.

Response:  Disclosure has been added to describe the consideration given by the ICV Investors in connection with their investment in equity and debt securities of PFM affiliates.

Richard Pfordte
Kimberly Browning
September 21, 2009

4.	Comment: Please confirm that the amount of advisory fees received by the Adviser with respect to Government Series is stated correctly in the Proxy Statement.

Response:  The Fund confirms that the amount of the advisory fees disclosed in the Proxy Statement is correct.

5.	Comment: Please disclose that the portfolio managers of the Fund will remain the same after the Change in Control.

Response:  Disclosure has been added to the Proxy Statement to reflect that there will be no change in the persons responsible for managing the investment portfolios of the Fund after the Change in Control.

6.
Comment:  Please clarify the last sentence in the second paragraph on page 6 of the Proxy Statement referring to when the Proposed Advisory Agreements, if approved by shareholders, would become effective.

Response:  This section has been revised as follows: "The Proposed Advisory Agreements, if approved by shareholders, would become effective upon the occurrence of the Change in Control.  In the event that shareholders of a Fund do not approve the Proposed Advisory Agreement for their Fund and the Change in Control occurs, the Board will consider and take such actions as it determines to be necessary and appropriate to assure that the Fund continues to receive investment advisory services.  If the Change in Control does not occur, the Existing Advisory Agreements will remain in effect in accordance with their terms."

7.	Comment: Please confirm that the Proposed Advisory Agreements are identical in all material respects to the Existing Advisory Agreements.

Response:  The disclosure has been revised to state that the Proposed Advisory Agreements are the same in all material respects to the Existing Advisory Agreements, except for their dates of effectiveness.

8.	Comment: Please accurately disclose the conditions of Section 15(f) of the 1940 Act and confirm that the parties will not use any ICV affiliated entity for brokerage for the next two years.

Response:  The disclosure regarding Section 15(f) has been revised in the manner we previously discussed with you.  Because the Fund is a money market fund, it invests in securities that trade on a principal basis and would not be able to use any affiliated brokers for the purchase or sale of portfolio securities.  Additionally, the Fund is not aware of any affiliated entity that acts as a dealer in securities of the type in which the Fund invests.

*           *           *

Richard Pfordte
Kimberly Browning
September 21, 2009

In addition to the foregoing, the Fund acknowledges that:

•           The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses, together with changes made in the Proxy Statement, is fully responsive to all of the Staff’s comments.

Please call the undersigned at (212) 756-2192 with any questions or comments.

Sincerely yours,

/s/ Karen L. Spiegel